Exhibit 99.1

Nexera: KeepZone AI Launches VocentraAI – AI-Powered Real-Time Decision Support Platform for Voice Communications

Tel Aviv, Israel, May 05, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW), a data-driven company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) – driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has officially launched VocentraAI, its new AI-powered real-time voice communication decision support system.

VocentraAI is the commercial product of the collaboration pursuant to the strategic white-label agreement announced on April 20, 2026. The platform delivers operational clarity in real-rime by processing every active transmission across all radio networks simultaneously, automatically identifying critical events, assessing risk levels and presenting commanders with a single unified operational picture.

“VocentraAI transforms command centers from drowning in radio noise to operating with instant clarity,” said Alon Dayan, Chief Executive Officer of KeepZone. “The goal for VocentraAI is to function as an autonomous digital officer that never sleeps - delivering decision support, not mere transcription. We believe this is a game-changer for homeland, emergency management, and critical infrastructure operators worldwide.”

Key Capabilities of VocentraAI

●	All Channels Monitored - Real-time multi-channel radio processing;

●	Real-Time Processing & Alerts - AI engine analyzes every transmission instantly;

●	Zero Missed Transmissions - Automatic risk assessments and event prioritization;

●	One Unified Dashboard - Single operational picture with geospatial context;

●	Incident Layer - Automated logging, structured reports, and full audit trail;

●	Flexible Deployment - Cloud SaaS (fully managed) or air-gapped on-premise; and

●	Seamless Integration - Connects to any existing radio network with minimal infrastructure changes.

VocentraAI is designed for high-stakes environments including:

●	Homeland Security Operations

●	Municipal Emergency Management (police, fire, EMS)

●	Critical Infrastructure protection (airports, seaports, energy facilities)

●	Healthcare Security

VocentraAI is available now to qualified organizations and partners.

About Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd)

Nexera Technologies Ltd (formerly known as Jeffs’ Brands Ltd) operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security sector and e-commerce:

●	KeepZone - A wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets.

●	Fort Products – A legacy consumer products operations focused on pest control and remedial products, which was sold to Fort Technology Inc. (“Fort”) in July 2025 in exchange for a controlling equity interest. The Company has since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities.

●	E-commerce activities - Ongoing legacy operations in data-driven online retail (primarily Amazon Marketplace) through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the commercial launch and anticipated capabilities of VocentraAI, the expected benefits and performance of the platform, including its ability to process real-time voice communications across all radio networks simultaneously, automatically identify critical events, assess risk levels, and deliver unified operational situational awareness; the anticipated market opportunity for VocentraAI across homeland security, emergency management, critical infrastructure, and healthcare security sectors; management’s belief that VocentraAI will function as an autonomous decision support platform capable of transforming command center operations and that the platform will represent a significant advancement for homeland security, emergency management, and critical infrastructure operators worldwide; the Company’s strategy to expand into the global homeland security sector through AI-driven solutions; and the Company’s ability to attract qualified organizations and partners to adopt VocentraAI. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com